September 16, 2005

CONFIDENTIAL TREATMENT

REQUESTED BY AVICI SYSTEMS INC.

AVCI-001

BY ELECTRONIC SUBMISSION

United States Securities & Exchange Commission

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D. C. 20549

Attention: Kathleen Collins

Re:	Avici Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and

June 30, 2005

File No. 000-30865

Ladies and Gentlemen:

This letter is being filed on behalf of Avici Systems, Inc. (“Avici” or the “Company”) in response to comments contained in the letter dated August 18, 2005 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Paul Brauneis, Chief Financial Officer of the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Liquidity and Capital Resources, page 24

Comment:

1.	We note a significant increase in inventories and deferred revenues for the current year. Explain the reasons underlying these material changes. In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.

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Response:

The Company reported deferred revenue of $7.3 million at December 31, 2004 compared to $2.7 million at December 31, 2003. This increase is primarily due to deferral of revenue on certain shipments to customers for which all revenue recognition criteria had not been met. Accordingly, [*] revenue was deferred at December 31, 2004 and [*] inventory related to such deferral remained in inventory pending the recognition of the related revenue, at which time such amount will be charged to cost of sales.

The Company reported a $7.0 million inventory balance at December 31, 2004 compared to $1.2 million at December 31, 2003. In addition to the increase in inventory associated with the deferral of revenue discussed in the preceding paragraph, inventory at December 31, 2004 also increased due to a decision by the Company to manufacture certain products in anticipation of customer orders.

The Company believes that such fluctuations in deferred revenue or inventory are not unusual or necessarily infrequent transactions in the application of revenue recognition criteria under SOP 97-2, or in its planning for inventory levels in anticipation of customer requirements, and that such changes or trends are currently contemplated in the Company’s liquidity discussion included in its Managements’ Discussion and Analysis of Financial Condition and Results of Operations appearing in its annual and quarterly reports on Forms 10-K and 10-Q, respectively.

The Company acknowledges the requirements under Item 303 of Regulation S-K, which requires that all known trends, events or uncertainties, that are reasonably likely to impact future liquidity, be disclosed. The Company believes that the following are its known trends, events or uncertainties that are reasonably likely to impact future liquidity and has disclosed them accordingly within paragraphs 1, 2 and 3 of the Liquidity and Capital Resources section of the 2004 Form 10-K, page 24, as follows:

“We expect working capital requirements will increase further in the future if product sales increase, creating larger customer receivable balances and the need to build inventory in advance of shipment. In addition, we expect to selectively invest in infrastructure costs needed to support the scale of operations.”

“We expect that capital expenditure requirements may increase if product sales increase, creating a need for increased levels of test and management information systems equipment.”

“We believe that our existing cash, cash equivalents and marketable securities will meet the normal operating and capital expenditure needs for at least

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the next 12 months. However, we could be required, or could elect, to raise additional funds during that period and we may need to raise additional capital in the future. We may not be able to obtain additional capital on terms favorable to us or at all. The issuance of additional equity or equity-related securities would be dilutive to our stockholders. If we cannot raise funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously limit our ability to increase our revenue and grow our business.”

Additionally, in the Overview section of the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing on page 16 of its 2004 Form 10-K, the Company states:

“We expect that sales and marketing, research and development, and general and administrative expenses will increase as our business expands. As a result, we will need to generate significant revenues to achieve and maintain profitability.”

In future filings, the Company will consider providing such disclosure in the “Liquidity and Capital Resources” section when applicable as appropriate.

Note 1. Operations and Significant Accounting Policies, page 43

Note (a). Revenue Recognition, page 43

Comment:

2.	Please tell us whether you are using SOP 97-2 or SAB 104 in recognizing revenue on your product sales and explain your revenue recognition policy for each major type of arrangement. Also, tell us how you considered paragraph 2 of SOP 97-2 in determining that software included in your products sales is incidental to the product as a whole, as applicable.

Response:

The Company designs, develops and sells high-speed data networking equipment for the carrier market. The Company derives its revenues primarily from product sales including hardware and software and on-going support and maintenance of hardware and software. Since software embedded in the product is considered to be significant and not incidental to the product as a whole, the Company recognizes revenue for these elements using the provisions of SOP 97-2 paragraph 8 and related guidance, including EITF 03-05. In future filings, the Company will state that it follows the guidance provided under SOP 97-2 for revenue recognition.

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The Company considered paragraph 2 of SOP 97-2 and as stated in the preceding paragraph, concluded that software is significant and not incidental to the product as a whole.

Comment:

3.	We note your disclosure that revenue from arrangements involving multiple elements (networking equipment, installation, PCS, and/or other services) is allocated to each element based on the relative fair value (unless VSOE does not exist for one of the delivered elements in which case the residual method is used). Tell us how you establish VSOE for each of the elements included in a multiple element arrangements.

Response:

The Company derives the significant majority of its revenues from product sales including hardware and software and on-going support and maintenance of such hardware and software. The Company establishes VSOE for support and maintenance, which are typically the undelivered elements, and records revenue on the product shipments using the residual method. Consistent with paragraph 10 of SOP 97-2, the Company establishes VSOE based on the price consistently charged when the undelivered element is sold separately, or as determined by reference to the list price appearing in the Company’s established price list, if that price is not likely to change.

Comment:

4.	We note your disclosure that “other services” are recognized “as the work is performed.” Clarify for us the nature of these “other services” and if material, the accounting literature that supports your revenue recognition policy for these sales.

Response:

Other services relate primarily to training. Training is provided in a classroom setting to customers if it is purchased separately or if it is part of a sale arrangement as an element. The Company accounts for training under the provision of SOP 97-2 paragraph 65. Consistent with paragraph 10 of SOP 97-2, the Company establishes VSOE based on the price consistently charged when training is sold separately, or as determined by reference to the list price for such services appearing in the Company’s established price list, if that price is not likely to change. Revenue derived from training services was not material in 2004 [*].

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Comment:

5.	We note from disclosures within the filing that your customers include government agencies. Considering this, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for fiscal funding clauses, if any, included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Response:

In addition to telecommunications carriers and Internet service providers, the Company’s products are marketed to certain agencies of the US government. Although the Company has sold its products to US government agencies it has not had sales to US government agencies during the three years ended December 31, 2004. Arrangements with US government agencies in the past did not contain fiscal funding clauses and hence were not affected by paragraphs 32 and 33 of SOP 97-2.

Comment:

6.	Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e. discounts as referenced on page 31, price concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable upon the product’s shipment to the distributor. Tell us how you considered paragraph 6 of SFAS 48 EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonable estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48.

Response:

[Per our discussion and concurrence with Ms. Megan Akst of the Commission Staff, we believe that the Commission’s question above relates to disclosures found on page 8 versus page 31 of the Company’s Form 10-K. The following response is provided with regard to sales to distributors and distributor rights-of-return or other incentives.]

The Company generally recognizes revenue on sales to distributors upon shipment if all other revenue recognition criteria are met. Sales to distributors may be for the distributor’s internal use or for resale to a known end customer.

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The Company, through its distributors, is aware of the purpose of each sale. In certain circumstances, depending on end customer requirements, certain product acceptance criteria may be applicable. In such instances, the Company recognizes revenue upon satisfaction of such criteria and notification of acceptance by the distributor.

The Company has not offered rights-of-return, price concessions or rebates to distributors. Discounts to distributors may vary by the respective distributor contract terms. Such discounts are negotiated and agreed to with the distributor depending on end customer requirements and in consideration of the competitive environment. However, the sales price is fixed prior to shipment and is not subject to refund or other adjustment. Moreover, the Company has not offered extended payment terms to its distributors or direct customers.

The Company recognizes revenue on shipments to distributors consistent with its accounting for sales to direct customers. Under the revenue recognition section of its Critical Accounting Policies the Company has disclosed that its revenue recognition policy encompasses sales to resellers. In the future filings the Company will include a similar disclosure in its footnotes within the revenue recognition section.

As disclosed in footnote 3 of its 2004 financial statements and in its MD&A, the Company issued warrants to a distributor in connection with its distribution agreement. The Company accounts for such consideration under the provisions of EITF 01-9 as a reduction of revenue. The Company considered paragraphs 6 and 8 of SFAS 48 and SAB Topic 13A(4)(b). As described in the first and second paragraph of this response the Company has not offered rights-of-return, price concessions or rebates to distributors, and thus an estimate for returns under the provisions of paragraphs 6 and 8 of SFAS 48 and SAB Topic 13A(4)(b) are not applicable. However, the Company does offer warranty on its products to customers. The warranties require the Company to repair or replace defective products returned to the Company during the warranty period at no cost to the customer. The Company records an estimate for warranty related costs, in accordance with FASB Statement No. 5, Accounting for Contingencies, at the time of sale based on the actual historical return rates and repair costs as described in Footnote 6 of its Form 10K. Such warranty costs have historically been within the Company’s expectations and the provisions established.

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Form 8-K dated July 21, 2005

Comment:

7.	We note your use of a non-GAAP measure in your Form 8-K dated July 21, 2005. Tell us how you considered the guidance in Question 8; Frequently Asked Questions Regarding the Use of Non-GAAP Measures. In this regard, it does not appear that you have provided a transparent discussion regarding the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations. Also, tell us how you addressed the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

Response:

The Company acknowledges its use of non-GAAP measures in its press release dated July 21, 2005 as furnished to the Commission as Exhibit 99.1 to its Form 8-K also dated July 21, 2005.

The Company has considered the guidance in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, namely that non-GAAP measures should never be used with an intent to smooth earnings, that the Company has considered the usefulness of such non-GAAP measures to investors and substantive reasons in support thereof based on all facts and circumstances including the manner in which the non-GAAP measure is used and the economic substance supporting the decision to use the non-GAAP measures.

The non-GAAP measures referred to in the press release dated July 21, 2005 as furnished to the Commission in its Form 8-K, the accompanying financial tables and the reconciliation between GAAP and non-GAAP measures appearing in the tables, consist of three elements for the 2005 three and six-month periods. First, common stock warrant discount of $527K and $1,054K, respectively, which represents a non-cash based reduction of revenues in the GAAP statements for those periods. Second, a credit of $1,788K in both the three and six-month periods of 2005, which is reported as other income in the GAAP financial statements resulting from the favorable effect of the assignment of a claim in bankruptcy. Third, credits of $160K and $323K, respectively, in the 2005 three and six-month periods, representing the favorable effect of the utilization of certain inventory which was previously written off. These credits are included as a reduction to cost of goods sold in the GAAP financial statements for those periods. Exclusion of each item noted from the GAAP measures of Net revenue, Net loss and Net loss per share had the unfavorable effect of increasing the GAAP reported net loss and net loss per share for the three and six-month periods of 2005 from ($2,681K), or ($0.21) per share for the three months ended June 30, 2005

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to a non-GAAP net loss and net loss per share of ($4,102K), or ($0.32) per share. For the six-months ended June 30, 2005, the unfavorable effect of excluding these items from these GAAP measures was to increase the GAAP net loss and net loss per share from ($8,284K), or ($0.64) per share to ($9,341K), or ($0.73) per share.

In support of the Company’s decision to utilize certain non-GAAP measures, the substantive reasons management believes that these financial measures provide useful information to investors are to provide the investor with sufficient information to assess the core operating results and direction of the business including gross shipments in evidence of customer traction and certain transactions, which may negatively or positively affect the Company’s cash position and liquidity. The purpose is to identify those transactions which, although accounted for and reported in accordance with GAAP, may not be indicative of future cash flows. The cash received in the assignment of a claim in bankruptcy, reduced both our cash burn rate and net loss for the period, and is not expected to recur in future periods. The warrant discount, relates to a specific arrangement, which will disappear in a near-term finite period and does not negatively affect the Company’s cash burn rate. The inventory credits relate to the specific utilization of certain inventory, which was part of a charge in 2001 resulting from the significant slowdown in business for the telecommunications industry in general and the Company specifically. The charge was appropriately included in cost of sales in the Company’s GAAP financial statements in 2001, and was excluded in the Company’s presentation of non-GAAP financial measures. Consistent with that presentation, the unanticipated ability to subsequently utilize a portion of that inventory was identified as a favorable factor impacting GAAP results, but not expected to be sustainable.

We further note that in our press release dated July 21, 2005 and furnished with Form-8K, GAAP financial disclosures and measures are given prominence in the textual material and in the financial tables. The material includes a reconciliation between GAAP and non-GAAP net loss accompanied by a note indicating management’s belief that inclusion of the non-GAAP measures is helpful to both investors and management in assessing company performance. In addition, the Company states in its Form 8-K, that it believes that the non-GAAP presentation is not meant to be considered superior to, in isolation from, or as a substitute for results prepared in accordance with GAAP. To emphasize the limitations associated with the use of non-GAAP financial measures, in future filings the Company will expand this comment to include a statement that:

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“The Company does not believe that non-GAAP information is more accurate or important than GAAP measures, and these non-GAAP measures may be different from non-GAAP measures used by other companies.”

The expanded comment will be relocated as the second sentence of the paragraph titled “Use of Non-GAAP Financial information” appearing in Item 2.02 of future related filings on Form 8-K.

Pursuant to the Commission’s August 18, 2005 Comment Letter, the Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (978) 964-2167 with any questions concerning this filing.

Very truly yours,

/s/ Paul F. Brauneis
Paul F. Brauneis
Senior Vice President/Finance &
Chief Financial Officer
Avici Systems Inc.

Cc:	Ms. Megan Akst

Mr. T.S. Ramesh

John A. Meltaus, Esq.